SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated April 16, 2004

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                         Form 40-F  ☐

Enclosures:

1.                                                                   Nokia Press Release dated April 16, 2004 and titled:

Nokia first quarter 2004 net sales decline 2% to EUR 6.6 billion with continued good profitability and reported EPS (diluted) EUR 0.17

PRESS RELEASE
April 16, 2004

Nokia first quarter 2004 net sales decline 2% to EUR 6.6 billion with continued good profitability and reported EPS (diluted) EUR 0.17

Highlights first quarter 2004

(all comparisons are year on year to first quarter 2003 results regrouped according to 2004 organization):

•                  Net sales declined 2% to EUR 6.6 billion (EUR 6.8 billion in Q1 2003), up 7% at constant currency

•                  Nokia operating profit was EUR 1.1 billion (EUR 1.4 billion), with operating margin of 17.2% (20.2%)

•                  Reported EPS (diluted) was EUR 0.17 (EUR 0.20 including EUR 0.04 from the positive revaluation of the France Telecom receivable and the gain on sales of shares in Nokian Tyres)

•                  Mobile Phones net sales decreased 15% to EUR 4.3 billion (EUR 5.0 billion) with EUR 1.1 billion operating profit (EUR 1.4 billion) and operating margin of 25.6% (29.0%)

•                  Multimedia net sales increased 60% to EUR 776 million (EUR 484 million); Enterprise Solutions net sales increased 95% to EUR 189 million (EUR 97 million)

•                  Healthy mobile device industry volume growth of 29%, according to Nokia’s preliminary estimate

•                  Nokia’s overall mobile device volume grew 19% to 44.7 million units, resulting in a 35% market share, according to Nokia’s preliminary estimate

•                  Networks net sales increased 16% to EUR 1.4 billion (EUR 1.2 billion), with EUR 182 million operating profit (EUR 85 million, including a gain of EUR 226 million from the revaluation of the France Telecom receivable) and an operating margin of 12.9% (7.0%)

JORMA OLLILA, CHAIRMAN AND CEO:

Overall mobile device industry volume continued to grow at a very healthy pace of 29% in the first quarter 2004, according to our preliminary estimate.  This is clearly a vibrant market that is expanding into new areas and attracting many new users every day.

Nokia’s own first-quarter mobile device volume growth of 19%, slower than the market, reflected that Nokia was not able to fully exploit the usual seasonal market pick up in March.  As a result, our sales for the quarter did not meet our expectations and our mobile device market share declined to 35%, based on our preliminary estimate.  However, our long-term mobile device market share target remains unchanged at 40%.

Despite Mobile Phones and Multimedia device sales not meeting our expectations, overall we maintained good, solid profitability illustrating the company’s ability to manage costs.  I am pleased with the strong growth in Networks’ sales and the Networks’ operating margin of 12.9%, which reflected the positive product mix as well as the full impact of the restructuring measures taken in early 2003.  Our new Enterprise Solutions business group is off to a good start with the success of messaging devices, such as the Nokia 6820.

Nokia is committed to maintaining a broad mobile device product portfolio covering products in all markets and most technologies.  Our mobile device product plans reflect this commitment to bring competitive products to market in all segments and in a wide range of designs and technologies.  We have started to ship six phone models since the beginning of this year, including our first fashion-category fold model, the Nokia 7200.  To date this year, we have also launched nine phone models: five with cameras, including our first mega-pixel camera phone; four CDMA phones; and the second generation N-Gage, the N-Gage QD game deck.  We plan to have a total of approximately 40 product launches in 2004, with shipments weighted towards the second half of the year.

The organizational changes, which we began implementing during the quarter, are designed to increasingly enhance our ability over time to realize the specific opportunities in mobile voice, consumer mobile multimedia and mobile enterprise solutions. At the same time, we expect to improve our research and development efficiency and effectiveness as well as our logistical strength.

We are not satisfied with our sales development during the first quarter.  I realize that improvements require additional effort and a lot of hard work, but I have confidence in the ability of the Nokia team to address and meet customer needs in all segments by further strengthening our product portfolio.

	NOKIA Q1 RESULTS — REPORTED
EUR million	Q1/2004	Q1/2003*	Change (%)
Net sales	6 625	6 773	-2
Mobile Phones	4 251	4 989	-15
Multimedia	776	484	60
Networks	1 415	1 217	16
Enterprise Solutions	189	97	95
Operating profit	1 138	1 370	-17
Mobile Phones	1 089	1 449	-25
Multimedia	2	-41
Networks	182	85	114
Enterprise Solutions	-31	-93
Operating margin (%)	17.2	20.2
Mobile Phones (%)	25.6	29.0
Multimedia (%)	0.3	-8.5
Networks (%)	12.9	7.0
Enterprise Solutions (%)	-16.4	-95.9
Financial income and expenses	76	80	-5
Profit before tax and minority interests	1 210	1 446	-16
Net profit	816	977	-16
EPS, EUR
Basic	0.17	0.20	-15
Diluted	0.17	0.20	-15

* Business Group Q1/2003 figures are based on the (unaudited) regrouped 2003 financial results as published on March 25, 2004.

All reported Q1/2004 figures can be found in the tables on pages 7 - 12.

BUSINESS DEVELOPMENT AND FORECASTS

First-quarter sales negatively impacted by lower volumes and the product mix in mobile devices

Nokia’s first-quarter net sales decreased 2% to EUR 6.6 billion compared to first quarter 2003.  On a constant currency basis, group net sales would have increased 7% year on year.

Mobile Phones first-quarter net sales decreased 15% year on year to EUR 4.3 billion despite higher unit volumes. Volume growth was very strong in Latin America, healthy in China, slower in the rest of Asia and North America, and flat in the Europe/Africa area. Net sales were strong in Latin America and flat in North America, but were more than offset by the decline in the Europe/Africa area and Asia, including China.  Net sales in all sales areas, except for North America, were impacted by a product mix more weighted towards the low end.  In addition, net sales in Europe and the United States were impacted by gaps in the mid-range of the portfolio.

Multimedia first-quarter net sales increased 60% to EUR 776 million.  The performance of imaging devices, especially the Nokia 6600, was positive; however, Nokia N-Gage sales were disappointing.

Networks first-quarter net sales increased 16% year on year to EUR 1.4 billion as a result of a favorable product mix and strong sales, especially in China and Latin America.

Enterprise Solutions first-quarter net sales increased 95% to EUR 189 million mainly due to the success of the Nokia 6820 messaging device.

First quarter profitability solid

Nokia Group’s operating profit was EUR 1.1 billion (EUR 1.4 billion) and operating margin was 17.2% (20.2%).

Mobile Phones’ operating profit was EUR 1.1 billion (EUR 1.4 billion), with a 25.6% (29.0%) operating margin.  The operating margin was impacted by lower sales.

For the first quarter, Multimedia showed a small operating profit of EUR 2 million, with a 0.3% operating margin driven by sales of the Nokia 6600.

Networks’ operating profit continued, for the second consecutive quarter, to exceed the company’s expectations and was EUR 182 million (EUR 85 million, including a gain of EUR 226 million from the revaluation the France Telecom receivable) with a 12.9% (7.0%) operating margin, reflecting higher than expected sales and the streamlined cost structure.

Enterprise Solutions’ operating loss of EUR 31 million was smaller than expected due to the positive market reception of the Nokia 6820.  Operating margin was -16.4%.

Capital structure remains strong

Nokia’s capital structure remains strong as reflected by the cash position of EUR 11.4 billion as of March 31, 2004, and a net debt-to-equity ratio (gearing) of -77%.

During the first quarter, the company used EUR 642 million for share buybacks, bringing the total used for buybacks, pursuant to the 2003 Annual General Meeting authorization, close to EUR 2.0 billion.  Additionally, as authorized by the Annual General Meeting on March 25, 2004, Nokia intends to continue share buybacks using a maximum of EUR 3.0 billion for share repurchases during the second quarter 2004 and the following three quarters.

Additionally, Nokia has today paid EUR 1.4 billion in dividends from 2003 earnings, bringing the total amount distributed to shareholders during the past twelve months very close to Nokia’s total 2003 net profit of EUR 3.6 billion.

Industry volume growth an estimated 29% for first quarter 2004

Mobile device industry volume grew at an estimated 29% year on year and is estimated to have reached 128 million units.  Nokia’s mobile device volumes grew 19% year on year to reach 44.7 million units, resulting in an estimated market share of 35%.  This would represent a 3% decline compared to the first quarter 2003 and a 2% sequential decline based on an updated industry volume estimate of 148 million units in the fourth quarter 2003.

Industry Outlook

This year, nokia expects that the mobile device market will continue to develop positively and currently estimates volume growth for the full-year 2004 to reach the high teens.

On the mobile network infrastructure side, the company expects the market to develop steadily and currently estimates that the overall market will be slightly up compared to last year in euro terms in 2004.

Nokia outlook for second quarter and full year 2004

Second quarter net sales for Nokia Group are expected to be flat or slightly below the second quarter 2003 (EUR 7.0 billion) net sales.  Reported EPS (diluted) in the second quarter is expected to be in the range of EUR 0.13 to EUR 0.15 (EUR 0.13, including a EUR 0.06 negative impact from the Nokia Networks restructuring charge of EUR 399 million).

Nokia expects that its mobile device sales and margins should benefit towards the end of the year from the new products launched in 2004.  The products, with shipments weighted towards the end of the year, are designed to further enhance Nokia’s product portfolio.  In addition, Nokia intends to continue to achieve economies of scale in the growing mobile device market.  The company also expects the new organizational structure to enable Nokia to better focus on the specific opportunities in the mobile voice, multimedia and enterprise markets.

MOBILE PHONES IN THE FIRST QUARTER

In the first quarter, Mobile Phones started shipping three new phone models: the Nokia 2300 phone for first-time users, the Nokia 7200, a fashion-inspired fold-model, and the Nokia 6230 phone for mobile professionals.  In April, Nokia launched the Nokia 3120 targeted at youthful consumers in the Asia-Pacific market.

To further expand Nokia’s CDMA product portfolio, Mobile Phones launched four new CDMA handsets: the Nokia 6255, a fold-model camera phone; the Nokia 3205 camera phone for wider audiences; and two other color-screen handsets, the Nokia 6012 and Nokia 6015i.

Nokia continued to pioneer the evolution of the CDMA protocol with a live demonstration of next generation CDMA2000 1X EV-DV technology.  Additionally, Nokia highlighted a number of services designed specifically for CDMA operators worldwide.

MULTIMEDIA IN THE FIRST QUARTER

Nokia expanded its imaging portfolio by announcing the Nokia 6620 imaging smartphone for the Americas and the Nokia 7610, the company’s first mega pixel imaging device. Both of these Series 60 devices include rich imaging features, streaming video and personal information management.  Nokia also collaborated with Kodak, HP and Adobe on digital image sharing, editing and printing solutions and launched the 20-gigabyte Nokia Image Album.

Shipments of the Nokia 7600 3G WCDMA imaging device started in several new countries, bringing the total number of countries where the Nokia 7600 is available to 50.

In April, Nokia launched the N-Gage QD, the company’s second mobile game deck. During the first quarter, Nokia also broadened the N-Gage games portfolio with the launch of several new titles.

NETWORKS IN THE FIRST QUARTER

The strong flow of GSM, GPRS and EDGE deals included new agreements with CTI Movil in Argentina, Smart in the Philippines, FCC/Atheer Telecom in Iraq, T-Mobile in the USA, Finnet in Finland, Saudi Telecom Company in Saudi Arabia, and TeliaSonera in the Nordic countries.

Nokia’s growth market network systems showed good progress with the announced deliveries of the Nokia ConnectSite Solution to 12 provincial operators in China.

Nokia gained a new 3G customer when T-Mobile in the Netherlands chose Nokia as their sole WCDMA supplier. WCDMA rollouts proceeded steadily, and to date, Nokia has been a supplier to nine of the 21 commercially launched 3G networks in the world. Nokia has been also rolling out 3G networks to 26 customers in 15 countries.

Commercial deliveries of Nokia’s Push to talk over Cellular (PoC) network products started, and Nokia signed five commercial deals. The first service launches are expected during the second quarter 2004.  Nokia is actively participating in the creation of open standards for PoC within the Open Mobile Alliance (OMA), and all of Nokia’s PoC networks products will be upgradeable to the OMA standard once it is available.

During the quarter, Nokia also made broadband deals in Russia and Sweden, and TETRA system deals in Brunei and China.

ENTERPRISE SOLUTIONS IN THE FIRST QUARTER

Global shipments of Nokia’s new messaging device, the Nokia 6820 started.  Its Blackberry™-enabled variant became available in Europe and Asia. The Nokia 6810 messaging device also began selling in Europe at the beginning of April.

The new Nokia 9500 Communicator was launched, and IBM and Nokia agreed to deliver mobile solutions to enable greater workforce mobility. Nokia announced or reaffirmed alliances with leading IT companies that support its new enterprise-grade Communicator family.

Nokia Secure Access System, an SSL-based remote access solution with clientless VPN functionality, had early success in the market with over 135 customers in the first quarter 2004.

NOKIA IN JANUARY-MARCH 2004

(International Accounting Standards, IAS, comparisons given to the first quarter 2003 results, unless otherwise indicated. Business Group first quarter 2003 figures are based on the unaudited, regrouped 2003 financial results as published on March 25, 2004.)

Nokia’s net sales decreased by 2% to EUR 6 625 million (EUR 6 773 million). Sales of Mobile Phones decreased by 15% to EUR 4 251 million (EUR 4 989 million). Sales of Multimedia increased by 60% to EUR 776 million (EUR 484 million). Sales of Networks increased by 16% to EUR 1 415 million (EUR 1 217 million). Sales of Enterprise Solutions increased by 95% and totaled EUR 189 million (EUR 97 million).

Operating profit decreased by 17% to EUR 1 138 million (EUR 1 370 million), representing an operating margin of 17.2% (20.2%). Operating profit in Mobile Phones decreased by 25% to EUR 1 089 million (EUR 1 449 million), representing an operating margin of 25.6% (29.0%). Operating profit in Multimedia increased to EUR 2 million (operating loss EUR 41 million), representing an operating margin of 0.3% (-8.5%). Operating profit in Networks increased to EUR 182 million (EUR 85 million), representing an operating margin of 12.9% (7.0%). Networks operating profit in the first quarter 2003 included a gain of EUR 226 million from the revaluation of the France Telecom receivable. Enterprise Solutions reported an operating loss of EUR 31 million (operating loss of EUR 93 million). Common Group expenses totaled EUR 104 million (EUR 30 million, including the gain of EUR 56 million on the sale of the remaining shares of Nokian Tyres Ltd).

Financial income totaled EUR 76 million (EUR 80 million). Profit before tax and minority interests was EUR 1 210 million (EUR 1 446 million). Net profit totaled EUR 816 million (EUR 977 million). Earnings per share decreased to EUR 0.17 (basic) and to EUR 0.17 (diluted), compared with EUR 0.20 (basic) and EUR 0.20, (diluted) (including EUR 0.04 from the positive revaluation of the France Telecom receivable and the gain on sales of shares in Nokian Tyres) in the first quarter 2003.

The average number of employees during the quarter was 51 665. At March 31, 2004, Nokia employed a total of 51 725 people (51 359 people at December 31, 2003).

At March 31, 2004, net debt-to-equity ratio (gearing) was -77% (-71% at December 31, 2003). During the first quarter 2004, capital expenditure amounted to EUR 80 million (EUR 100 million).

At the end of March, outstanding long-term customer loans totaled EUR 365 million, while guarantees issued on behalf of third parties totaled EUR 33 million. In addition, Nokia had financing commitments totaling EUR 394 million. After the end of the quarter, Hutchison 3G UK prepaid the entire outstanding amount of EUR 365 million and cancelled all commitments totaling EUR 309 million under the customer financing facility from Nokia.

Nokia repurchased through its share repurchase plan a total of 38 057 700 shares on the Helsinki Exchanges at an aggregate price of approximately EUR 647 416 736 during the period from January 23 to February 27. The price paid was based on the market price at the time of repurchase. The shares were repurchased to be used for the purposes specified in the authorization held by the Board. The aggregate par value of the shares purchased was EUR 2 283 462, representing approximately 0.79% of the share capital of the company and of the total voting rights. These new holdings did not have any significant effect on the relative holdings of the other shareholders of the company nor on their voting power.

On March 31, 2004, Nokia and its subsidiary companies owned 133 819 670 Nokia shares. The shares had an aggregate par value of EUR 8 029 180.20, representing approximately 2.8% of the share capital of the company and of the total voting rights. The total number of shares on March 31, 2004, was 4 796 292 460 and the share capital was EUR 287 777 547.60.

The Annual General Meeting on March 25, 2004, resolved to cancel shares repurchased during the past four quarters, a total of 132 536 200 shares. The cancellation was effected on April 14, 2004, reducing the total number of shares correspondingly.

CONSOLIDATED PROFIT AND LOSS ACCOUNT, IAS, EUR million (quarterly reported unaudited, full-year audited)

Reported	1-3/2004	1-3/2003	1-12/2003
Net sales	6 625	6 773	29 455
Cost of sales	-3 943	-4 157	-17 237
Research and development expenses	-855	-774	-3 760
Selling, general and administrative expenses	-665	-655	-3 363
Revaluation of the France Telecom receivable	—	226	226
Impairment of goodwill	—	—	-151
Amortization of goodwill	-24	-43	-159

Operating profit	1 138	1 370	5 011
Share of results of associated companies	-4	-4	-18
Financial income and expenses	76	80	352

Profit before tax and minority interests	1 210	1 446	5 345

Tax	-385	-465	-1 699
Minority interests	-9	-4	-54

Net profit	816	977	3 592

Earnings per share, EUR
Basic	0.17	0.20	0.75
Diluted	0.17	0.20	0.75

Average number of shares (1 000 shares)
Basic	4 679 708	4 790 459	4 761 121
Diluted	4 683 116	4 793 078	4 761 160

Depreciation and amortization, total	215	310	1 138

NET SALES BY BUSINESS GROUP, EUR million (unaudited)

	1-3/2004	1-3/2003*	Change, %	1-12/2003
Mobile Phones	4 251	4 989	-15	20 951
Multimedia	776	484	60	2 504
Networks	1 415	1 217	16	5 620
Enterprise Solutions	189	97	95	529
Inter-business group eliminations	-6	-14		-149

Nokia Group	6 625	6 773	-2	29 455

OPERATING PROFIT BY BUSINESS GROUP, IAS, EUR million (unaudited)

Reported	1-3/2004	1-3/2003*		1-12/2003
Mobile Phones	1 089	1 449		5 927
Multimedia	2	-41		-186
Networks	182	85		-219
Enterprise Solutions	-31	-93		-141
Common Group Functions	-104	-30		-370

Nokia Group	1 138	1 370		5 011

* Business Group Q1/2003 figures are based on the (unaudited) regrouped 2003 financial results as published on March 25, 2004.

CONSOLIDATED BALANCE SHEET, IAS, EUR million (unaudited)

	31.3.2004	31.3.2003	31.12.2003
ASSETS
Fixed assets and other non-current assets
Capitalized development costs	501	1 087	537
Goodwill	162	433	186
Other intangible assets	172	180	185
Property, plant and equipment	1 532	1 768	1 566
Investments in associated companies	77	41	76
Available-for-sale investments	382	1 011	121
Deferred tax assets	776	776	743
Long-term loans receivable	365	549	354
Other non-current assets	78	57	69
	4 045	5 902	3 837
Current assets
Inventories	1 108	1 263	1 169
Accounts receivable	4 725	4 601	5 231
Prepaid expenses and accrued income	1 288	1 139	1 106
Short-term loans receivable	369	444	465
Available-for-sale investments	818	—	816
Available-for-sale investments, cash equivalents	10 162	9 146	10 151
Bank and cash	1 235	1 333	1 145
	19 705	17 926	20 083
Total assets	23 750	23 828	23 920

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity
Share capital	288	288	288
Share issue premium	2 269	2 247	2 272
Treasury shares	-2 016	-24	-1 373
Translation differences	-88	7	-85
Fair value and other reserves	47	-5	93
Retained earnings 1)	13 387	11 315	13 953
	13 887	13 828	15 148
Minority interests	168	183	164

Long-term liabilities
Long-term interest-bearing liabilities	19	148	20
Deferred tax liabilities	212	239	241
Other long-term liabilities	68	66	67
	299	453	328
Current liabilities
Short-term borrowings	532	333	387
Current portion of long-term debt	87	30	84
Accounts payable	2 579	2 590	2 919
Accrued expenses 1)	3 804	3 868	2 468
Provisions	2 394	2 543	2 422
	9 396	9 364	8 280
Total shareholders’ equity and liabilities	23 750	23 828	23 920

Interest-bearing liabilities	638	511	491
Shareholders’ equity per share, EUR	2.98	2.88	3.22
Number of shares (1000 shares) 2)	4 662 473	4 793 564	4 700 268

1) Dividends to Nokia shareholders, EUR 1 398 million in 2004 (EUR 1 340 million in 2003), were booked as liability at the end of the first quarter both in 2003 and 2004. Cash flow impact will be shown in the second quarter

2) Shares owned by Group companies are excluded.

CONSOLIDATED CASH FLOW STATEMENT, IAS, EUR million (unaudited)

	1-3/2004	1-3/2003	1-12/2003
Cash flow from operating activities
Net profit	816	977	3 592
Adjustments, total	578	441	2 953
Net profit before change in net working capital	1 394	1 418	6 545
Change in net working capital	-95	165	-203
Cash generated from operations	1 299	1 583	6 342
Interest received	107	64	256
Interest paid	-6	-8	-33
Other financial income and expenses	42	62	119
Income taxes paid	-429	-316	-1 440
Net cash from operating activities	1 013	1 385	5 244

Cash flow from investing activities
Acquisition of Group companies, net of acquired cash	—	—	-7
Purchase of non-current available-for-sale investments	-253	-193	-282
Purchase of shares in associated companies	-1	—	-61
Additions in capitalized development costs	-27	-89	-218
Long-term loans made to customers	—	-50	-97
Proceeds from repayments and sale of long-term loans receivable	—	107	315
Proceeds from (+), payment (-) of other long-term receivables	-4	-4	-18
Proceeds from (+), payment (-) of short-term loan receivables	-62	38	63
Capital expenditures	-80	-100	-432
Proceeds from sale of non-current available-for-sale investments	2	96	381
Proceeds from sale of fixed assets	5	19	19
Dividends received	2	—	24
Net cash used in investing activities	-418	-176	-313

Cash flow from financing activities
Proceeds from stock option exercises	—	23	23
Purchase of treasury shares	-642	-4	-1 355
Proceeds from long-term borrowings	—	7	8
Repayment of long-term borrowings	-1	-11	-56
Proceeds from (+), payment of (-) short-term borrowings	128	-22	-22
Dividends paid	—	—	-1 378
Net cash used in financing activities	-515	-7	-2 780

Foreign exchange adjustment	2	-72	-182

Net increase in cash and cash equivalents	82	1 130	1 969

Cash and cash equivalents at beginning of period	11 296	9 351	9 351
Cash and cash equivalents at end of period	11 378	10 481	11 320
Change in net fair value of current available-for-sale investments	19	-2	-24
As reported on balance sheet	11 397	10 479	11 296

NB: The figures in the consolidated cash flow statement cannot be directly traced from the balance sheet without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, IAS, EUR million (unaudited)

		Share			Fair value
	Share	issue	Treasury	Translation	and other	Retained
	capital	premium	shares	differences	reserves	earnings	Total
Balance at December 31, 2002	287	2 225	-20	135	-7	11 661	14 281
Stock options exercised	1	22					23
Acquisition of treasury shares			-5				-5
Reissuance of treasury shares			1				1
Dividend						-1 340	-1 340
Translation differences				-187			-187
Net investment hedge gains				59			59
Cash flow hedges					34		34
Available-for-sale investments					-32		-32
Other increase, net						17	17
Net profit						977	977
Balance at March 31, 2003	288	2 247	-24	7	-5	11 315	13 828
Balance at December 31, 2003	288	2 272	-1 373	-85	93	13 953	15 148
Stock options exercised related
to acquisitions		-3					-3
Acquisition of treasury shares			-649				-649
Reissuance of treasury shares			6				6
Dividend						-1 398	-1 398
Translation differences				9			9
Net investment hedge gains				-12			-12
Cash flow hedges					-93		-93
Available-for-sale investments					47		47
Other increase, net						16	16
Net profit						816	816
Balance at March 31, 2004	288	2 269	-2 016	-88	47	13 387	13 887

					GROUP
COMMITMENTS AND CONTINGENCIES, EUR million (unaudited)					31.03.04	31.03.03	31.12.03
Collateral for own commitments					18	18	18
Property under mortgages					13	13	13
Assets pledged
Collateral given on behalf of other companies					28	32	28
Securities pledged
Contingent liabilities on behalf of Group companies					214	261	184
Other guarantees
Contingent liabilities on behalf of other companies					5	54	5
Guarantees for loans					3	—	—
Other guarantees					716	689	753
Leasing obligations
Financial commitments					394	755	490
Customer financing					18	18	18

NOTIONAL AMOUNTS OF DERIVATIVE FINANCIAL INSTRUMENTS, EUR million1) (unaudited)
	31.03.2004	31.03.2003	31.12.2003
Foreign exchange forward contracts 2)	11 034	11 960	10 271
Currency options bought 2)	3 688	3 682	2 924
Currency options sold 2)	3 127	3 593	2 478
Interest rate swaps and futures	35	280	1 500
Cash settled equity options 3)	228	209	228
Cash settled equity swaps 3)	233	189	—

1) Includes the gross amount of all notional values for contracts that have not yet been settled or cancelled. The amount of notional value outstanding is not necessarily a measure or indication of market risk, as the exposure of certain contracts may be offset by that of other contracts.

2) Notional amounts include contracts used to hedge the shareholders’ equity of foreign subsidiaries.
3) Cash settled equity swaps and options can be used to hedge risks relating to incentive programs and investment activities.

Closing Rate1 EUR = 1.229 USD

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding:  A) the timing of product and solution launches and deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations and targets for our results of operations; E) the outcome of pending and threatened litigation; and F) statements preceded by ‘‘believe,’’ ‘‘expect,’’ ‘‘anticipate,’’ ‘‘foresee’’ or similar expressions are forward-looking statements.  Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to:  1) developments in the mobile communications industry and the broader mobility industry, including the development of the mobile software and services market, as well as industry consolidation and other structural changes; 2) timing and success of the introduction and roll out of new products and solutions; 3) demand for and market acceptance of our products and solutions; 4) the impact of changes in technology and the success of our product and solution development; 5) the intensity of competition in the mobility industry and changes in the competitive landscape; 6) our ability to control the variety of factors affecting our ability to reach our targets and give accurate forecasts; 7) pricing pressures; 8) the availability of new products and services by network operators and other market participants; 9) general economic conditions globally and in our most important markets; 10) our success in maintaining efficient manufacturing and logistics as well as the high quality of our products and solutions; 11) inventory management risks resulting from shifts in market demand; 12) our ability to source quality components without interruption and at acceptable prices; 13) our success in collaboration arrangements relating to technologies, software or new products and solutions; 14) the success, financial condition, and performance of our collaboration partners, suppliers and customers; 15) any disruption to information technology systems and networks that our operations rely on; 16) our ability to have access to the complex technology involving patents and other intellectual property rights included in our products and solutions at commercially acceptable terms and without infringing any protected intellectual property rights; 17) developments under large, multi-year contracts or in relation to major customers; 18) the management of our customer financing exposure; 19) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the UK pound sterling and the Japanese yen; 20) our ability to recruit, retain and develop appropriately skilled employees; 21) our ability to implement our new organizational structure; and 22) the impact of changes in government policies, laws or regulations; as well as 23) the risk factors specified on pages 12 to 21 of the company’s Form 20-F for the year ended December 31, 2003 under “Item 3.D Risk Factors.”

NOKIA, HELSINKI, FINLAND — April 16, 2004

Media and Investor Contacts:

Corporate Communications, tel. +358 7180 34495 or +358 7180 34900

Investor Relations Europe, tel. +358 7180 34289

Investor Relations US, tel. +1 972 894 4880

www.nokia.com

- Nokia plans to report Q2 2004 results on July 15, 2004, and Q3 2004 results on October 14, 2004.

SIGNATURE

                         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2004	Nokia Corporation

	By:	/s/ Ursula Ranin
Name: Ursula Ranin
Title:Vice President, General Counsel